FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 26, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 07.628.528/0001-59

Company Registry (NIRE) 35.300.326.237

SHARE BUYBACK PROGRAM

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), pursuant to Article 20, item XII of the Company’s By-laws, Article 30, Paragraph 1, “b”, Law 6,404/76 and CVM Rule 10/80, hereby informs its shareholders and the market in general, that its Board of Directors, at a meeting held on June 25, 2015, approved the Share Buyback Program of the Company Common Shares (“Share Buyback Program”), as follows:

(a) Purpose of the Share Buyback Program. The Company shall acquire its common shares issued, at the Stock Exchange, at market price, to be held in treasury and subsequently sold or canceled, without decreasing the capital stock. The Company’s Management believes that the Share Buyback Program is convenient and meets the Company’s interests, in view of current quote of the Company shares at the BM&FBOVESPA – Securities, Commodities and Futures Exchange, current capital markets condition and the Company’s available funds.

(b) Number of outstanding common shares issued by the Company. Pursuant to the provisions of Article 5 of CVM Rule 10/80, there are 34,915,500 outstanding common shares issued by the Company or 60.0% of the Company total common shares.

(c) Number of shares to be acquired in the Share Buyback Program. Up to 698,310 common shares issued by the Company may be acquired, corresponding to 2% of the Company outstanding common shares, provided that the funds to be spent by the Company for the acquisition of such shares do not exceed the balance of the profits or available reserves registered in the last balance sheet of the Company  as set forth in Article 2, item b of CVM Rule 10/80, and pursuant to the term defined in item (d) below. The Board of Executive Officers shall define the time and the number of shares to be effectively acquired pursuant to the terms and conditions of the Share Buyback Program.

(d) Term of the Share Buyback Program. The maximum term to carry out the operations, purpose of the Share Buyback Program is 365 days, as of June 25, 2015, thus, ending on June 24, 2016.

(e) Financial institutions acting as brokers. The operations, purpose of the Share Buyback Program, may have the following brokers: BTG Pactual Corretora de Câmbio, Títulos e Valores Mobiliários S.A., with address at Av. Brigadeiro Faria Lima,  3729, 10o andar CEP 04538-133, in the City and State of São Paulo; XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., with address at Av. das Américas, 3434, Bloco 7, 2o andar, salas 201 a 208, parte, Barra da Tijuca, in the City and State of Rio de Janeiro, CEP 22631-003; Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., with address at Av. Brigadeiro Faria Lima, 3600, 6o andar, in the City and State of São Paulo; and Socopa - Sociedade Corretora Paulista S.A, with address at Av. Brigadeiro Faria Lima, 1355, 3º andar, in the City and State of São Paulo.

São Paulo, June 26, 2015.

Julio Toledo Piza

CEO & DRI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: June 26, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer